Media release

Rio Tinto tax assessments

 5 April 2017

The Australian Commissioner of Taxation has issued amended income tax assessments to Rio Tinto for the calendar years 2010 to 2013, requiring the company to pay additional tax of A$379 million plus interest of A$68 million, a total of A$447 million.

This payment would be in addition to the $A25.5 billion of taxes and royalties Rio Tinto paid in Australia during the same four-year period.

The amended assessments do not relate to any tax avoidance schemes as confirmed by the Australian Tax Office (ATO). No penalties are payable.

The issue in dispute is the pricing of certain transactions between Rio Tinto entities based in Australia and the Group’s commercial centre in Singapore. Rio Tinto voluntarily approached the ATO more than a decade ago seeking to confirm its pricing arrangements. The transfer price in dispute is in line with an outcome agreed by the ATO for years prior to 2010.

Rio Tinto considers that its pricing is in accordance with the internationally recognised OECD guidelines and Australian domestic law. Rio Tinto will challenge the amended tax assessments, but will pay 50 per cent of the total amount to the ATO this month.

The assessments also result in double taxation. Rio Tinto will seek double taxation relief in accordance with the Australia-Singapore double tax treaty.

Contacts

 media.enquiries@riotinto.com

 riotinto.com

Media Relations, United Kingdom	Media Relations, Australia
Illtud Harri	Ben Mitchell
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David Outhwaite	Anthony Havers
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David Luff
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Investor Relations, United Kingdom	Investor Relations, Australia
John Smelt	Natalie Worley
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David Ovington	Rachel Storrs
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Nick Parkinson
T +44 20 7781 1552
M +44 7810 657 556

Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404